Filed by C&J Energy Services, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: C&J Energy Services, Inc. (Commission File No. 001-38023) Investor Presentation Barclays CEO Energy-Power Conference Company Presentation September 4, 2019 March 2019 0Filed by C&J Energy Services, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: C&J Energy Services, Inc. (Commission File No. 001-38023) Investor Presentation Barclays CEO Energy-Power Conference Company Presentation September 4, 2019 March 2019 0

Disclosures Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward- looking statement” constitutes a reaffirmation of that statement. Non-GAAP Measures This presentation includes pro-forma Adjusted EBITDA, pro-forma Free Cash Flow, annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis) and Adjusted SG&A, all of which are measures not calculated in accordance with generally accepted accounting principles in the U.S. ( U.S. GAAP ). With respect to the pro-forma Non-GAAP Measures : (i) Adjusted EBITDA excludes the financial impact of items management does not consider in assessing the ongoing operating performance of the combined company, and (ii) Free Cash Flow is defined as the net increase (decrease) in cash and cash equivalents before financing activities. Reconciliations of each of the pro-forma Non-GAAP Measures have not been provided because such reconciliations could not be produced without unreasonable effort. Please see Appendix of this presentation for definitions and reconciliations of annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis), and Adjusted SG&A for C&J and Keane, as applicable. 1Disclosures Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward- looking statement” constitutes a reaffirmation of that statement. Non-GAAP Measures This presentation includes pro-forma Adjusted EBITDA, pro-forma Free Cash Flow, annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis) and Adjusted SG&A, all of which are measures not calculated in accordance with generally accepted accounting principles in the U.S. ( U.S. GAAP ). With respect to the pro-forma Non-GAAP Measures : (i) Adjusted EBITDA excludes the financial impact of items management does not consider in assessing the ongoing operating performance of the combined company, and (ii) Free Cash Flow is defined as the net increase (decrease) in cash and cash equivalents before financing activities. Reconciliations of each of the pro-forma Non-GAAP Measures have not been provided because such reconciliations could not be produced without unreasonable effort. Please see Appendix of this presentation for definitions and reconciliations of annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis), and Adjusted SG&A for C&J and Keane, as applicable. 1

Disclosures (cont.) Important Additional Information Regarding the Merger of Equals Filed With the SEC In connection with the proposed merger, Keane has filed a registration statement on Form S-4 that includes a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane with the SEC. Each of Keane and C&J have also filed other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders may obtain free copies of these documents and other documents containing important information about Keane and C&J through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane are available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J are available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-325-6000. Participants in the Solicitation C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above. No Offer or Solicitation This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. 2Disclosures (cont.) Important Additional Information Regarding the Merger of Equals Filed With the SEC In connection with the proposed merger, Keane has filed a registration statement on Form S-4 that includes a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane with the SEC. Each of Keane and C&J have also filed other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders may obtain free copies of these documents and other documents containing important information about Keane and C&J through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane are available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J are available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-325-6000. Participants in the Solicitation C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above. No Offer or Solicitation This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. 2

Table of Contents Merger Overview & Rationale……………………………………….…………………..…..…4 Merger September 2019 Update………………………………………………………..…..18 Appendix………………………………………………………………….………………........…...26 3Table of Contents Merger Overview & Rationale……………………………………….…………………..…..…4 Merger September 2019 Update………………………………………………………..…..18 Appendix………………………………………………………………….………………........…...26 3

Merger Overview & Rationale 4Merger Overview & Rationale 4

Transformative Merger of Equals

C&J ENERGY SERVICES | KEANE

Highly strategic combination of complementary oilfield service companies

Combined Profile

- ✓ Increased ***Scale*** with ***High-Quality Asset Base***
- ✓ Focused on ***Service Quality and Safety***
- ✓ Improved ***Basin and Service Diversity***
- ✓ Enhanced ***Technology Platform***
- ✓ Strong ***Balance Sheet*** and ***Liquidity***

Merger Overview

- Keane and C&J have entered into a definitive agreement to combine in an all-stock merger of equals
- Creates leading U.S. focused completions and production services company
- Combined revenue of $4.0 billion, adjusted EBITDA of $567 million[1], operating cash flow of $628 million[1] and pro-forma enterprise value of $1.3 billion[2]
- Combined company delivers attractive diversification across geographies and services, with a continuing focus on safety, service quality, and innovation
- Complementary platforms expected to drive ~$100 million of annualized run-rate cost synergies
- Combined company's new corporate name and ticker symbol to be announced prior to transaction closing

Creates expanded and diversified platform focused on shareholder value creation

[1] Pro-forma adjusted EBITDA and operating cash flow excludes $100mm of gross annualized run-rate synergies. LTM as of 6/30/2019. [2] Enterprise value based on Keane share price as of market close 8/29/2019 and pro-forma net debt of $193mm.

5

Transaction Rationale

C&J ENERGY SERVICES KEANE

Combination results in enhanced scale, value and financial position

1. **Scale & Diversity Across Services & Geographies:** Creates large, diversified well completions and production services company, with strong presence in the most active U.S. basins
2. **Significant Synergies & Value Creation:** $100 million[1] of expected annualized run-rate cost synergies, runway for earnings growth from idle, market ready equipment, and the creation of a more investable equity security with greater liquidity
3. **Strong Financial Position:** Strong balance sheet delivers stability, opportunities for further innovation and financial flexibility. Immediately accretive to cash flow per share with enhanced potential for increased operating cash flow generation
4. **Complementary Cultures & Operating Philosophy:** Combines businesses with shared commitment to safety and integrity, employee development, partnerships with blue-chip customers, technological innovation, and community relationships
5. **Positioned for Continued Innovation & Investment:** Combines shared legacies of innovative R&D and a rich portfolio of proprietary technology to drive safety, value and operational efficiency. Improved ability to invest in next generation opportunities in fracking

Compelling merger of equals creates one of the largest U.S. well completions services companies

[1] *Gross annualized run-rate synergies expected to be achieved within one year of closing.*

6

Enhanced Service Offering

Market leader across our completions & production services offering

Our Leadership Position[1]

- **3** – *Hydraulic Fracturing*
- **1** – *Wireline & Pumpdown*
- **2** – *High-Spec*[2] *Coiled Tubing*
- **5** – *Cementing Services*

Diversified revenue base across our service offerings, with focus on well completions…



Hydraulic Fracturing
Wireline & Pumpdown
Cementing
Coiled Tubing
Well Support Services4
70%
10%
7%
3%
11%
Revenue
$4.0 billion3

Significant scale across our combined asset platform…

✓ Hydraulic HHP	2.3 million
✓ Frac fleets	~50 fleets
✓ Pumpdown	81 units
✓ Wireline	158 trucks
✓ Cementing	139 units
✓ Coiled tubing	28 units[2]
✓ Workover services	364 rigs[5]
✓ Fluids management	940 trucks[6]

Greater diversification of services with enhanced scale

[1] Spears & Associates, company estimates and public filings. [2] High-spec reflects large diameter units of 2-3/8" units or greater. 13 of 28 units are high-spec. [3] LTM as of 6/30/2019. [4] Includes rig services, fluids management and other special well site services. [5] >60% of workover rig fleet is high-spec. [6] As of 6/30/2019. Excludes the impact of select West and South Texas fluids management assets divested on 7/31/2019.

7

Significant Scale in the U.S.

C&J ENERGY SERVICES | KEANE

1

Creating a leading provider of multi-basin completions & production services in the U.S.

Ability to serve customers with broader geographical footprint; greater cross-sell opportunities	Improved efficiencies via increased basin density & leveraging field & corporate overhead	Ability to leverage existing technology across a larger platform and invest in emerging technologies	Greater relevancy to current and potential supplier base

Increased North America Presence[1]

'18 NAm Rev.($ billions)


4th largest company based on total North America oilfield service revenues
4.0
HAL
SLB
BHGE
Pro-Forma
PTEN
H&P
WFT
BJ Services
NBR
CFW

Leading U.S. Frac Position[2]

Total HHP (mm)


3rd largest company based on total HHP
4.6
2.6
2.3
2.2
1.6
1.5
1.4
1.4
1.1
1.1
0.9
0.9
0.8
HAL
SLB
Pro-Forma
BJ Services
FTSI
PTEN
FRAC
PUMP
LBRT
RES
CJ
ProFrac
SPN

Increases presence in North America; establishes leading base of U.S. focused frac equipment

[1] Source: Spears & Associates and company filings. Pro-forma revenue of $4.0B reflects LTM as of 6/30/2019. All other values are FY 2018. Pro-forma revenue for FY 2018 is $4.4B. [2] Source: Rystad Energy. Reflects U.S. land HHP. FRAC and C&J reflect most recent company filings.

8

Broader Basin Reach & Service Diversity

C&J ENERGY SERVICES KEANE

1

Greater scale and scope with meaningful position in the most active U.S. basins

Revenue by Basin[1]

$4.0 billion



% of total revenue
43%
20%
13%
12%
8%
6%
Permian
Marcellus / Utica
Rockies / Bakken
South / East TX
Mid-Con
California / Other

Adjusted EBITDA[1,2]

$567 million



7%
7%
86%
Completions Services
Construction & Intervention
Well Support Services

Greater scale with broader scope of services to better serve our customers

[1] LTM ending 6/30/2019. [2] Pro-forma adjusted EBITDA before $100mm of gross annualized run-rate synergies.

9

Significant Value from Synergies

C&J ENERGY SERVICES | KEANE

2

Driving value creation via ~$100mm of non-market dependent cost synergies


~$100mm
Annualized
synergies1

SG&A

- Efficiency in support structure
- Overhead consolidation
- Economies of scale

Supply Chain

- Proppant, chemicals and consumables
- Optimize best-in-class solutions
- Wireline vertical manufacturing
- Economies of scale

Operations

- Improved basin density and absorption
- Overhead consolidation
- Adopting best-in-class practices

Full annualized synergies expected to be realized within one year of closing

[1] *Gross annualized run-rate synergies. Estimating approximately $60mm of one-time costs to achieve synergies.*

10

Enhanced Positioning Relative to Peers 2 Unrivaled scale enhances financial and operational flexibility 1 Revenue (LTM, $mm) $3,965 ~1.9x larger than the next largest peer $2,109 $2,070 $2,016 $1,895 $1,866 $1,510 $1,031 Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma 1 Cash Flow from Operating Activities (LTM, $mm) 2 ~1.8x larger than the next largest peer $628 3 Synergies Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma Transaction creates differentiation on financial magnitude and cash generation 1 2 3 LTM as of 6/30/2019. ProPetro reflects LTM as of 3/31/2019. Excludes ProPetro. $100mm of gross annualized run-rate synergies not included in pro-forma Cash Flow from Operating Activities of $628mm. 11Enhanced Positioning Relative to Peers 2 Unrivaled scale enhances financial and operational flexibility 1 Revenue (LTM, $mm) $3,965 ~1.9x larger than the next largest peer $2,109 $2,070 $2,016 $1,895 $1,866 $1,510 $1,031 Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma 1 Cash Flow from Operating Activities (LTM, $mm) 2 ~1.8x larger than the next largest peer $628 3 Synergies Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma Transaction creates differentiation on financial magnitude and cash generation 1 2 3 LTM as of 6/30/2019. ProPetro reflects LTM as of 3/31/2019. Excludes ProPetro. $100mm of gross annualized run-rate synergies not included in pro-forma Cash Flow from Operating Activities of $628mm. 11

Strong Financial Position

C&J ENERGY SERVICES KEANE

3

Delivers stability and increased flexibility to invest in business innovation

Cash[1]
$165mm

Net Debt[1]
$193mm

Undrawn ABL[2]
$450mm

Leverage
0.3x

	As of June 30, 2019		
Data in $ million	Keane	C&J	**Pro-Forma**
Cash	$117	$114	**$165**[1]
Senior Secured Term Loan	347	-	**347**
Capital Leases	10	-	**10**
Total Debt	357	-	**357**
Net Debt	240	(114)	**193**
Net Debt / LTM Adj. EBITDA[3]	**0.7x**	**-**	**0.3x**
Total Debt / LTM Adj. EBITDA[3]	**1.1x**	**-**	**0.6x**

Merger maintains strong financial position including attractive cash, liquidity and leverage

[1] Includes $67mm payment related to permitted $1.00/share dividend to C&J shareholders. Does not include one-time costs. [2] Current undrawn ABL of $300mm, expected to increase to $450mm following closing. [3] 100mm of gross annualized run-rate synergies not included in pro-forma Adj. EBITDA.

12

Complementary Cultures & Platforms 4 Like-minded approach to strategy, customers and shareholder value Customer Centric Culture Safety Employees Asset Quality We share an unwavering We recognize that our We rigorously maintain commitment to the safety greatest assets are our high-quality equipment. and well being of our people, and we are Together, our combined people, customers and the focused on their world class asset platform communities in which we growth and is capable of efficiently operate development serving customers Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 13Complementary Cultures & Platforms 4 Like-minded approach to strategy, customers and shareholder value Customer Centric Culture Safety Employees Asset Quality We share an unwavering We recognize that our We rigorously maintain commitment to the safety greatest assets are our high-quality equipment. and well being of our people, and we are Together, our combined people, customers and the focused on their world class asset platform communities in which we growth and is capable of efficiently operate development serving customers Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 13

High-Quality Portfolio of Frac Assets

C&J ENERGY SERVICES KEANE

4

Shared approach to maintenance; perpetual cycle to keep assets fresh

Safe and Reliable Operations | **Leading Operational Execution** | **Strong Focus on Reducing Non-Productive Time**

- ✓ ***Highly-utilized fleet at ~80%, with upside earnings potential from ~20% idle warm fleets requiring minimal capex[1]***
- ✓ Aligned operating philosophies focused on asset quality and reliability
- ✓ Distribution demonstrates favorable profile of condition of key frac components
- ✓ Significant investments made in recent years in both new capacity and maintenance


KEANE
240
180
120
60
0
engines
300
225
150
75
0
transmissions
Engines
Transmissions
100-80%
80-60%
60-40%
40-20%
20-0%
Remaining Useful Life


C&J ENERGY SERVICES
160
120
80
40
0
engines
120
105
90
75
60
45
30
transmissions
Engines
Transmissions
100-80%
80-60%
60-40%
40-20%
20-0%
Remaining Useful Life

Aligned focus on maintaining quality and fresh assets, supported by balance sheet strength

[1] *As of Q2 2019. Reflects 23.0 average deployed Keane fleets and 16.1 average deployed C&J fleets, compared to ~50 combined total fleets.*

14

Portfolio of Blue-Chip Customers 4 Highly complementary customer base with limited overlap Partnerships with high-quality customers Focused on delivering top-tier safety, efficiency and execution Combined scale enables growth via existing and new customers Deepens and expands rich portfolio of customer partnerships Note: Represents select customers of C&J and Keane for full-year 2018 and YTD 2019 through 6/30/2019. 15Portfolio of Blue-Chip Customers 4 Highly complementary customer base with limited overlap Partnerships with high-quality customers Focused on delivering top-tier safety, efficiency and execution Combined scale enables growth via existing and new customers Deepens and expands rich portfolio of customer partnerships Note: Represents select customers of C&J and Keane for full-year 2018 and YTD 2019 through 6/30/2019. 15

Combined History of Successful M&A 4 Shared track record of M&A selection, execution and integration Focused on Proven Ability to Committed to Disciplined Capital Expansion, Successfully Shareholder Value Allocation Approach Technology and Integrate Creation Consolidation March 2016 November 2017 Creating an industry-leading, diversified oilfield services provider July 2017 July 2018 Exhibited history of value-creating M&A 16Combined History of Successful M&A 4 Shared track record of M&A selection, execution and integration Focused on Proven Ability to Committed to Disciplined Capital Expansion, Successfully Shareholder Value Allocation Approach Technology and Integrate Creation Consolidation March 2016 November 2017 Creating an industry-leading, diversified oilfield services provider July 2017 July 2018 Exhibited history of value-creating M&A 16

Poised for Continued Innovation & Returns 5 Leading, high-quality asset base… 2.3mm HHP + Full suite of non-frac services …Constant evaluation of Technology …Generating attractive product line performance cash flow… investment drives based on returns customer productivity $628 million and shareholder Returns Focused 1 Operating cash flow returns …Enhanced by earnings accretion from synergies… $100 million Annualized run-rate synergies Scaled completions & production services company focused on U.S. – allows for focused investment 1 Pro-forma Cash Flow from Operating Activities. LTM as of 6/30/2019. Does not include gross annualized run-rate synergies of $100mm. 17Poised for Continued Innovation & Returns 5 Leading, high-quality asset base… 2.3mm HHP + Full suite of non-frac services …Constant evaluation of Technology …Generating attractive product line performance cash flow… investment drives based on returns customer productivity $628 million and shareholder Returns Focused 1 Operating cash flow returns …Enhanced by earnings accretion from synergies… $100 million Annualized run-rate synergies Scaled completions & production services company focused on U.S. – allows for focused investment 1 Pro-forma Cash Flow from Operating Activities. LTM as of 6/30/2019. Does not include gross annualized run-rate synergies of $100mm. 17

Merger September 2019 Update 18Merger September 2019 Update 18

Unique Set of Attributes

A new service company with unique attributes and a compelling value proposition



70
companies¹
Oilfield Service
Public companies
KEANE
C&J ENERGY SERVICES
19
>$2 billion
LTM revenue
$4.0 billion
7
<1.0x
Net debt / LTM Adj. EBITDA
0.3x²
1
≥20%
FCF yield³
20%⁴
KEANE
C&J ENERGY SERVICES

Excess cash flow allows multiple avenues of shareholder return

[1] Includes AKSO-NO, APY, AROC, ASPN, BAS, BHGE, BOOM, CEU-CA, CFX, CKH, CLB, CRR, CVIA, DNOW, DO, DRQ, ERA-US, ERII, ESI-CA, ESN-CA, EXTN, FET, FI, FTI, FTK, FTSI, GTLS, HAL, HCR, HLX, HP, ICD, KEG, KLXE, LBRT, MDR, MRC, NBR, NCSM, NE, NINE, NOV, NR, OII, OIS, PD-CA, PESX, PSI-CA, PTEN, PUMP, QES, RES, RIG, RNGR, SBO-AT, SLB, SLCA, SND, SOI, SPN, SUBC-NO, TCW-CA, TDW, TS, TTI, USWS, VAL, WEIR-GB, WHD, WTTR. [2] Net debt / LTM Adj. EBITDA. Excludes $100mm of gross annualized run-rate synergies. [3] Free cash flow sourced from FactSet. LTM as of 6/30/2019 vs. market capitalization as of 8/29/2019. [4] Includes $100mm of gross annualized run-rate synergies.

19

Illustrative Earnings Potential

C&J ENERGY SERVICES | KEANE

Significant free cash flow in a range of scenarios

~$250 – $900+ million
Hydraulic Fracturing Adjusted EBITDA

Annualized Adj. EBITDA / Fully-Utilized Fleet (C&J: $11.3[1]; KEANE: $14.8[1])

Fully-Utilized Fleets	$10.0	$11.3[1]	$13.5	$14.8[1]	$18.0
25.0	***$250***	$282	$338	$369	$450
30.0	$300	$339	$405	$443	$540
34.4	$344	$388	***$465***	$508	$619
40.0	$400	$451	$541	$591	$720
50.0	$500	$564	$676	$739	***$900***

2Q19 Summary

	Fully-Utilized Fleets		Annualized EBITDA/fleet[2]
KEANE	22.0 fleets	KEANE	$14.8mm[1]
C&J ENERGY SERVICES	12.4 fleets	C&J ENERGY SERVICES	$11.3mm[1]
Total:	**34.4 fleets**	**Wtd. Avg:**	**$13.5mm**

+

~$100 – 160+ million
Other Services Adjusted EBITDA[3]

$100	$115	$136	$145	$160

- ✓ Wireline & Pumpdown
- ✓ Cementing
- ✓ Coiled Tubing
- ✓ Well Support Services

C&J ENERGY SERVICES: 2Q19: $33mm[1]; Annualized: $132mm

KEANE: 2Q19: $1mm[1]; Annualized: $4mm

+

$100+ million
Annualized cost synergies

=

Free Cash Flow

	A	B	C
Hydraulic Fracturing	$250	$465	$900
Other Businesses	100	136	160
Synergies	100	100	100
Corporate G&A[4]	(65)	(65)	(65)
Total Adj. EBITDA	**$385**	**$636**	**$1,095**
Maintenance Capex[5]	(150)	(220)	(300)
Strategic Capex[6]	(15)	(50)	(60)
Free Cash Flow	**$220**	**$366**	**$735**

[1] See Appendix for a reconciliation of non-GAAP measures. [2] Annualized EBITDA per fully-utilized fleet. [3] For Keane, includes Other Services segment (cementing) and reflects Adjusted Gross Profit. For C&J, includes Cased-hole Wireline and Pumpdown Services, Other Completions Services, Well Construction and Intervention Services segment, and Well Support Services segment. [4] Reflects $64mm of 2Q19 run-rate C&J corporate G&A not allocated to business units, excluding $3.4mm of non-cash stock compensation expense; rounded to $65mm for simplicity of illustration. [5] Assumes $4mm maintenance capex per fleet for Hydraulic Fracturing, based on 25.0 (A), 34.4 (B) and 50.0 (C) fully utilized fleets, plus capex for all other services. [6] Strategic capex for development of equipment technology.

20

Potential Uses of Free Cash Flow Management team focused on delivering value to shareholders Capital Return Balance Sheet Asset Optionality Strengthening Development ●● Stock Debt ● Technology to buyback retirement deliver next level of efficiency ● ● Recurring / Cash flow ● Next generation special dividend harvesting frac fleets Our Commitment to Shareholders Create Maximize Prioritize shareholder shareholder returns uses of free cash value focusing on ROI flow generation Strong cash flow generation, combined with track-record of delivering shareholder value 21Potential Uses of Free Cash Flow Management team focused on delivering value to shareholders Capital Return Balance Sheet Asset Optionality Strengthening Development ●● Stock Debt ● Technology to buyback retirement deliver next level of efficiency ● ● Recurring / Cash flow ● Next generation special dividend harvesting frac fleets Our Commitment to Shareholders Create Maximize Prioritize shareholder shareholder returns uses of free cash value focusing on ROI flow generation Strong cash flow generation, combined with track-record of delivering shareholder value 21

Transaction Closing Timeline

C&J ENERGY SERVICES KEANE

Merger remains on track to be completed in the fourth quarter of 2019


✓ June 2019
Merger announced
✓ July 2019
Early termination of U.S. antitrust review
✓ Aug 2019
C&J reducing costs; Adjusted SG&A[1] ▼11% (2Q19 vs. 1Q19)
✓ Aug 2019
SEC approval received
Proxy materials made available
C&J & Keane shareholder votes
Expected merger closing (Q4 2019)
Integration implementation
Integration planning
Day 1
Execution integration plan including name and ticker change

On plan with original schedule … robust integration plans progressing well

[1] *See Appendix for a reconciliation of non-GAAP measures.*

22

Integration Planning & Strategy

Robust integration planning focused on delivering value

Vision → Plan → Stabilize → Deliver Value

DAY 1 · DAY 1 - 90 · DAY 90+

Principles
guide our decisions

- Customers first
- Preserve competitive strengths
- Deliver on our commitments
- Simplicity
- Best people, processes & systems

Structure
reduces risk

- Integration office
- Leading consulting firm engaged
- Organizational design (product lines/regions)
- Functional teams working side by side
- Synergy build

Focus
reduces complexity

- Safety & efficiency
- Business continuity
- Customer interfaces
- Talent alignment
- Financial consolidation
- Quick wins

Execution
keep our promises

- Optimize supply chain
- Consolidate back office
- Optimize footprint
- Adopt best practices
- Advance Technology

Focused on delivering value to customers, employees and shareholders

23

Joint Commitment to Technology

C&J ENERGY SERVICES | KEANE

Value-added technology a core part of our combined DNA

Surface Technology



- Well swap systems
- Modular guns & greaseless cable
- Quick latch systems
- Fuel efficiency programs
- Next generation equipment

Digital Capabilities


E P
RUL

- Digital operating center
- Logistics control tower
- Equipment health monitoring
- Predictive maintenance

Down-hole products



- Optimize frac placement
- Improve well performance
- Increase conductivity
- Utilize produced water

✓ Increase efficiency	✓ Reduce non-productive time	✓ Decrease labor costs	✓ Generate Revenue	✓ Beneficial ESG impacts

Technology is an enabler to achieving next leg of efficiency and safety

24

Merger of Equals: C&J and Keane Scale & Diversity Across Services & Geographies 1 Significant Synergies & Value Creation 2 3 Strong Financial Position + 4 Complementary Cultures & Operating Philosophy 5 Positioned for Continued Innovation & Investment Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 25Merger of Equals: C&J and Keane Scale & Diversity Across Services & Geographies 1 Significant Synergies & Value Creation 2 3 Strong Financial Position + 4 Complementary Cultures & Operating Philosophy 5 Positioned for Continued Innovation & Investment Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 25

Appendix 26Appendix 26

Merger Summary

C&J ENERGY SERVICES KEANE

Transaction Structure	• All-stock merger of equals • 1.6149 shares of Keane common stock issued for each outstanding share of C&J common stock • Share exchange expected to be tax-free • Agreement permits cash dividend of $1.00 per share to C&J shareholders, prior to the completion of the merger • Transaction unanimously approved by Boards of Directors of both companies and the Special Committee of Keane Board
Ownership	• Pro-forma ownership of 50% Keane shareholders and 50% C&J shareholders
Governance & Leadership	• 12 member Board, consisting of 6 members from Keane (including Chief Executive Officer) and 6 members from C&J (including Chairman of the Board) • Patrick Murray (C&J) to serve as Chairman of the Board • Robert Drummond (Keane) to serve as President and Chief Executive Officer • Jan Kees van Gaalen (C&J) to serve as Executive Vice President, Chief Financial Officer • Greg Powell (Keane) to serve as Executive Vice President, Chief Integration Officer
Closing Conditions & Timeline	• Approval by shareholders of both companies o Keane Investor Holdings LLC, which includes an affiliate of Cerberus Capital Management L.P., Keane family and certain members of Keane management, owns ~49% of the outstanding shares of Keane and has entered into a voting agreement to support the merger • Regulatory approvals and other customary closing conditions • Expected to close Q4 2019

27

Non-GAAP Reconciliations C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF FRACTURING NET INCOME TO FRACTURING ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Fracturing net income $ 5,539 Adjustments, net of tax: Depreciation and amortization 26,670 Loss on disposal of assets 2,409 Non-cash share-based compensation 210 Severance and business divestiture costs 248 Fracturing Adjusted EBITDA $ 35,076 Annualized Fracturing Adjusted EBITDA $ 140,304 Average fully-utilized fleets 12.4 Annualized Adjusted EBITDA per fully-utilized fleet $ 11,284 Note: Adjusted EBITDA per fully-utilized fleet on an annualized basis, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the fracturing product line, (ii) divided by the fully-utilized fleets (average active fleets multiplied by fleet utilization) per quarter, and then (iii) multiplied by four. 28Non-GAAP Reconciliations C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF FRACTURING NET INCOME TO FRACTURING ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Fracturing net income $ 5,539 Adjustments, net of tax: Depreciation and amortization 26,670 Loss on disposal of assets 2,409 Non-cash share-based compensation 210 Severance and business divestiture costs 248 Fracturing Adjusted EBITDA $ 35,076 Annualized Fracturing Adjusted EBITDA $ 140,304 Average fully-utilized fleets 12.4 Annualized Adjusted EBITDA per fully-utilized fleet $ 11,284 Note: Adjusted EBITDA per fully-utilized fleet on an annualized basis, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the fracturing product line, (ii) divided by the fully-utilized fleets (average active fleets multiplied by fleet utilization) per quarter, and then (iii) multiplied by four. 28

Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF OTHER SERVICES ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Non-fracturing net loss of the Completion Services reportable segment $ (401) Adjustments, net of tax: Depreciation and amortization 10,237 (Gain) loss on disposal of assets (223) Other (income) expense, net 312 Severance and business divestiture costs 1,815 Non-cash share-based compensation, excluding severance 887 Restructuring and other costs 3 Non-fracturing Adjusted EBITDA of the Completion Services reportable segment $ 12,630 Well Construction & Intervention Services reportable segment Adjusted EBITDA $ 6,947 Well Support Services reportable segment Adjusted EBITDA 13,383 Other Services Adjusted EBITDA $ 32,960 Annualized Other Services Adjusted EBITDA $ 131,840 Note: Non-fracturing Adjusted EBITDA for the Completion Services segment, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the non-fracturing product lines of the Completion Services segment. For the annualized number, the Other Services Adjusted EBITDA for the quarter is multiplied by four. In addition, Adjusted EBITDA at the segment level is not considered to be a non-GAAP financial measure as it is our segment measure of profit or loss and is required to be disclosed under GAAP pursuant to ASC 280. Reconciliations of Adjusted EBITDA from net income at a segment level are being provided as supplemental financial information. 29Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF OTHER SERVICES ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Non-fracturing net loss of the Completion Services reportable segment $ (401) Adjustments, net of tax: Depreciation and amortization 10,237 (Gain) loss on disposal of assets (223) Other (income) expense, net 312 Severance and business divestiture costs 1,815 Non-cash share-based compensation, excluding severance 887 Restructuring and other costs 3 Non-fracturing Adjusted EBITDA of the Completion Services reportable segment $ 12,630 Well Construction & Intervention Services reportable segment Adjusted EBITDA $ 6,947 Well Support Services reportable segment Adjusted EBITDA 13,383 Other Services Adjusted EBITDA $ 32,960 Annualized Other Services Adjusted EBITDA $ 131,840 Note: Non-fracturing Adjusted EBITDA for the Completion Services segment, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the non-fracturing product lines of the Completion Services segment. For the annualized number, the Other Services Adjusted EBITDA for the quarter is multiplied by four. In addition, Adjusted EBITDA at the segment level is not considered to be a non-GAAP financial measure as it is our segment measure of profit or loss and is required to be disclosed under GAAP pursuant to ASC 280. Reconciliations of Adjusted EBITDA from net income at a segment level are being provided as supplemental financial information. 29

Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF SG&A TO ADJUSTED SG&A (in thousands) (unaudited) Three Months Ended June 30, 2019 March 31, 2019 SG&A $ 54,562 $ 53,684 Severance and business divestiture costs (5,748) (1,079) Merger/transaction-related costs (2,640) - Restructuring costs and other (70) (861) Adjusted SG&A $ 46,104 $ 51,744 Note: Adjusted SG&A is defined as selling, general and administrative expenses adjusted for severance and business divestiture costs, merger/transaction-related costs, restructuring costs and other non-routine items. 30Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF SG&A TO ADJUSTED SG&A (in thousands) (unaudited) Three Months Ended June 30, 2019 March 31, 2019 SG&A $ 54,562 $ 53,684 Severance and business divestiture costs (5,748) (1,079) Merger/transaction-related costs (2,640) - Restructuring costs and other (70) (861) Adjusted SG&A $ 46,104 $ 51,744 Note: Adjusted SG&A is defined as selling, general and administrative expenses adjusted for severance and business divestiture costs, merger/transaction-related costs, restructuring costs and other non-routine items. 30

Non-GAAP Reconciliations (cont.)

C&J ENERGY SERVICES KEANE

KEANE GROUP, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
(in thousands, except fleet data)
(unaudited)

	Three Months Ended June 30, 2019			
	Completion Services	Other Services	Corporate and Other	Total
Net income (loss)	$ 36,856	$ 468	$ (42,305)	$ (4,981)
Interest expense, net	-	-	5,477	5,477
Income tax expense	-	-	564	564
Depreciation and amortization	65,672	631	3,583	69,886
EBITDA	$ 102,528	$ 1,099	$ (32,681)	$ 70,946
Plus Management Adjustments:				
Acquisition, integration and expansion	-	-	6,108	6,108
Non-cash stock compensation	-	-	5,637	5,637
Other	-	-	(326)	(326)
Total Adjusted EBITDA	$ 102,528	$ 1,099	$ (21,262)	$ 82,364
Less: Adjusted EBITDA attributable to Other Services				(1,099)
Completions Services Adjusted EBITDA				$ 81,265
Annualized Completions Services Adjusted EBITDA				325,060
Average deployed hydraulic fracturing fleets				23.0
Fully-utilized hydraulic fracturing fleets				22.0
Hydraulic fracturing utilization[1]				96%
Annualized Adjusted EBITDA per fully-utilized fleet				$ 14,775

[1] Fully-utilized hydraulic fracturing fleets divided by Average deployed hydraulic fracturing. Note: Adjusted EBITDA per fully-utilized fleet on an annualized basis, is a non-GAAP measure and is defined as (i) net income (loss) adjusted to eliminate the impact of interest, income taxes, depreciation and amortization, along with certain items management does not consider in assessing ongoing performance, (ii) divided by the fully-utilized hydraulic fracturing fleets (average deployed hydraulic fracturing fleets multiplied by hydraulic fracturing fleet utilization) per quarter, and then (iii) multiplied by four.

31

Keane Investor Contacts C&J Investor Contacts Greg Powell Marc Silverberg Jan Kees “JK” van Gaalen Daniel Jenkins President & CFO Managing Director (ICR) Chief Financial Officer VP – Investor Relations investors@keanegrp.com marc.silverberg@icrinc.com investors@cjenergy.com investors@cjenergy.com 32Keane Investor Contacts C&J Investor Contacts Greg Powell Marc Silverberg Jan Kees “JK” van Gaalen Daniel Jenkins President & CFO Managing Director (ICR) Chief Financial Officer VP – Investor Relations investors@keanegrp.com marc.silverberg@icrinc.com investors@cjenergy.com investors@cjenergy.com 32